UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

WPCS International Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 par value
(Title of Class of Securities)

92931L 40 1
(CUSIP Number)

RICHARD ABBE
IROQUOIS CAPITAL MANAGEMENT, LLC
205 East 42nd Street, 20th Floor
New York, New York 10017
(212) 974-3070

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON IROQUOIS MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 277,839*
	9	SOLE DISPOSITIVE POWER - 0 -*
	10	SHARED DISPOSITIVE POWER 277,839*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,839*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON CO

*An aggregate of 2,133,353 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of this Amendment No. 2 to the Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL INVESTMENT GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO

*An aggregate of 2,133,353 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of this Amendment No. 2 to the Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 277,839*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 277,839*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,839*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON IA, OO

*An aggregate of 2,133,353 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of this Amendment No. 2 to the Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON AMERICAN CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,674*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,674*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*An aggregate of 2,133,353 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of this Amendment No. 2 to the Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON RICHARD ABBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,839*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 277,839*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,839*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON IN

*An aggregate of 2,133,353 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of this Amendment No. 2 to the Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON KIMBERLY PAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,674*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,674*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

*An aggregate of 2,133,353 Shares underlying certain preferred stock and warrants have been excluded from the Reporting Persons’ beneficial ownership due to a conversion cap that precludes the conversion of such preferred stock or exercise of such warrants held by the Reporting Persons to the extent that the Reporting Persons would, after such conversion or exercise, beneficially own in excess of 9.99% of the Shares outstanding.  See Item 5 of this Amendment No. 2 to the Schedule 13D.

CUSIP NO. 92931L 40 1

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”);

(ii)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), which serves as the investment advisor to Iroquois Master Fund;

(iii)	Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”);

(iv)	American Capital Management, LLC, a Delaware limited liability company (“American Capital”);

(v)	Richard Abbe, who serves as the Director of Iroquois Master Fund and President of Iroquois Capital; and

(vi)	Kimberly Page, who serves as the manager of American Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.  The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.
(c)           The principal business of Iroquois Master Fund is serving as a private investment fund.  The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund.  The principal business of ICIG is serving as a private investment fund.  The principal business of American Capital is serving as an investment vehicle for investment purposes.  The principal occupation of Mr. Abbe is serving as the Director of Iroquois Master Fund and President of Iroquois Capital.  The principal occupation of Ms. Page is serving as Chief Operating Officer, Compliance Officer of Iroquois Capital and manager of American Capital.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 92931L 40 1

(f)           Mr. Abbe and Ms. Page are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On August 15, 2016, the Reporting Person and Mr. Silverman (collectively, “Iroquois”) entered into a Nomination, Standstill and Voting Agreement (the “Agreement”) with the Issuer. In connection with Iroquois’ entering into the Agreement, Iroquois Master Fund has withdrawn that certain Nomination Letter delivered to the Issuer’s Corporate Secretary on July 29, 2016 nominating Mr. Silverman for election to the Board at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed, among other things: (i) to appoint Mr. Silverman to fill a current vacancy on the Board resulting from the Board’s adoption of a resolution increasing the size of the Board from 4 directors to 5 directors and (ii) to include Mr. Silverman in its slate of nominees for election as directors of the Issuer at the 2016 Annual Meeting.

 Pursuant to the terms of the Agreement, Iroquois agreed, among other things: (i) to vote all Shares beneficially owned by Iroquois at the 2016 Annual Meeting (A) in favor of the Issuer’s nominees, and (B) in accordance with the Board’s recommendation with respect to any Issuer or stockholder proposal presented at the 2016 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any Issuer proposal or stockholder proposal presented at the 2016 Annual Meeting (other than proposals relating to the election of directors), Iroquois shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation, and (ii) to not, directly or indirectly, (A) nominate or recommend any person for election at the 2016 Annual Meeting, (B) submit any proposal for consideration at, or bring any other business before, the 2016 Annual Meeting, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2016 Annual Meeting. Iroquois also agreed not to publicly or privately encourage or support any other stockholder to take any of the actions described in subclause (ii) of this paragraph.

In addition, Iroquois agreed to customary standstill restrictions during the period beginning on the date of the Agreement and ending at such time as Mr. Silverman is no longer serving as a member of the Issuer’s Board (the “Standstill Period”).  The standstill provisions provide, among other things, that, during the Standstill Period, Iroquois will not: (i) solicit proxies or consents or become a “participant” in a “solicitation” as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or proxies or consents, in each case, with respect to the securities of the Issuer, (ii) form, join or in any way participant in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Shares; provided, however, that nothing shall limit the ability of an affiliate of Iroquois to join the “group” so long as any such affiliate agrees to be bound by the provisions in the Agreement, (iii) deposit any Shares in any voting trust or subject any Shares to any arrangement or agreement with respect to the voting of any Shares, other than any such voting trust, arrangement or agreement solely among the members of Iroquois and otherwise in accordance with the Agreement, (iv) seek or encourage any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Issuer or seek, encourage or take any other action with respect to the election or removal of any directors, (v) seek, alone or in concert with others, representation on the Board, or (vi) seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Issuer at any annual or special meeting of stockholders.

CUSIP NO. 92931L 40 1

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,866,567 Shares, which represents (1) the 2,848,659 Shares outstanding, as of August 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 5, 2016 plus (2) 17,908 Shares issuable upon the conversion of certain Series H-1 Preferred Stock owned by Iroquois Master Fund.

Excluded from the Reporting Person’s beneficial ownership are an aggregate of 2,133,353 Shares underlying certain Series H and H-1 Preferred Stock and issuable upon the exercise of certain warrants, because of a beneficial ownership limitation in the form of a conversion cap that precludes the Reporting Persons, collectively, from converting such Preferred Stock or exercising such warrants to the extent that the Reporting Persons would, after such conversion or exercise, collectively beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Beneficial Ownership Limitation”).

The excluded Shares include: (i) 97,000 Shares underlying Series H Preferred Stock owned by Iroquois Master Fund, 685,792 Shares underlying Series H-1 Preferred Stock owned by Iroquois Master Fund and 1,055,481 Shares issuable upon the exercise of certain warrants owned by Iroquois Master Fund; (ii) 54,100 Shares underlying Series H-1 Preferred Stock owned by ICIG and 81,190 Shares issuable upon the exercise of certain warrants owned by ICIG and (iii) 23,500 Shares underlying Series H Preferred Stock owned by American Capital, 54,100 Shares underlying Series H-1 Preferred Stock owned by American Capital and 81,190 Shares issuable upon the exercise of certain of the Issuer’s warrants directly owned by American Capital.

As such, the following beneficial ownership information excludes an aggregate of 2,133,353 Shares underlying certain Series H and H-1 Preferred Stock and issuable upon the exercise of certain warrants due to the Beneficial Ownership Limitation. The Reporting Persons may choose to convert or exercise, as applicable, the Series H or H-1 Preferred Stock and warrants, in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

A.	Iroquois Master Fund

(a)
As of the close of business on August 17, 2016, Iroquois Master Fund beneficially owned 277,839 Shares consisting of (i) 259,931 Shares directly and beneficially owned by Iroquois Master Fund, and (ii) 17,908 Shares underlying Series H-1 Preferred Stock owned by Iroquois Master Fund.

Percentage: 9.7%

CUSIP NO. 92931L 40 1

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 277,839
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 277,839

(c)	The transactions in the Shares by Iroquois Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	Iroquois Capital

(a)	As of the close of business on August 17, 2016, Iroquois Capital beneficially owned 277,839 Shares by virtue of its relationship as the investment manager to Iroquois Master Fund.

Percentage: 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 277,839
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 277,839

(c)	Iroquois Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

C.	ICIG

(a)	As of the close of business on August 17, 2016, ICIG directly and beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	ICIG has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

D.	American Capital

(a)	As of the close of business on August 17, 2016, American Capital directly and beneficially owned 8,674 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,674
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,674

CUSIP NO. 92931L 40 1

(c)	American Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

E.	Richard Abbe

(a)	As of the close of business on August 17, 2016, Mr. Abbe beneficially owned 277,839 Shares by virtue of his relationship as the Director of Iroquois Master Fund and President of Iroquois Capital.

Percentage: 9.7%

(b)	1. Sole power to vote or direct vote: 277,839
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 277,839
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Abbe has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Iroquois Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

F.	Kimberly Page

(a)	As of the close of business on August 17, 2016, Ms. Page beneficially owned 8,674 Shares by virtue of her relationship as the manager of American Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 8,674
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,674
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Page has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

As of the close of business on August 17, 2016 the Reporting Persons collectively beneficially owned an aggregate of 286,513 Shares (including certain Securities held by the Reporting Persons and excluding certain Securities held by the Reporting Persons subject to the Beneficial Ownership Limitation described in this Item 5), constituting approximately 9.99% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 92931L 40 1

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 15, 2016, the Reporting Persons, the Issuer and Mr. Silverman entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On August 17, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Nomination, Standstill and Voting Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, American Capital Management, LLC, Richard Abbe, Kimberly Page, Joshua Silverman and the Issuer, dated August 15, 2016.

99.2
Joint Filing Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, American Capital Management, LLC, Richard Abbe and Kimberly Page, dated August 17, 2016.

CUSIP NO. 92931L 40 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2016

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC, its investment manager

IROQUOIS CAPITAL INVESTMENT GROUP LLC

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

AMERICAN CAPITAL MANAGEMENT, LLC

By:	/s/ Kimberly Page
	Name:	Kimberly Page
	Title:	Manager

/s/ Richard Abbe
RICHARD ABBE

/s/ Kimberly Page
KIMBERLY PAGE

CUSIP NO. 92931L 40 1

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address

Richard Abbe, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017

CUSIP NO. 92931L 40 1

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

IROQUOIS MASTER FUND LTD.

Conversion of Preferred Stock*	142,500	-	08/04/2016
Purchase of Common Stock	8,000	1.5400	08/02/2016

*On August 4, 2016, Iroquois Master Fund elected to convert Series H Preferred Stock directly owned by Iroquois Master Fund into 142,500 Shares in an exempted transaction under Section 3(a)(9) of the Securities Act of 1933.